

STRIDE DEVELOPMENT PBC

FINANCIAL STATEMENTS

FOR THE PERIOD ENDED
DECEMBER 31, 2022

STRIDE DEVELOPMENT PBC

FINANCIAL STATEMENTS

For the Period Ended December 31, 2022

TABLE OF CONTENTS



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Shareholders and Management
Stride Development PBC
Saint Paul, Minnesota

We have reviewed the accompanying financial statements of Stride Development PBC (the Corporation), which comprise the balance sheet as of December 31, 2022, and the related statements of operations, changes in shareholders' equity and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Stride Development PBC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Mahoney Ulbrich
Christiansen & Russ, PA

August 9, 2023

10 River Park Plaza, Suite 800 | Saint Paul, MN 55107 | Phone: 651.227.6695 | Fax: 651.227.9796 | www.mahoneycpa.com

STRIDE DEVELOPMENT PBC

BALANCE SHEET

December 31, 2022

ASSETS

Total assets	$	-

LIABILITIES AND SHAREHOLDERS' EQUITY

Accrued payroll	$	600
Shareholder advances		38,725
Total liabilities		39,325
Shareholders' equity		
Common stock, authorized 5,000 shares,		
0 shares issued and outstanding, $0.0001 par value		-
Retained earnings		(39,325)
Total shareholders' equity		(39,325)
Total liabilities and shareholders' equity	$	-

See independent accountant's review report and notes to the financial statements.

2

STRIDE DEVELOPMENT PBC

STATEMENT OF OPERATIONS

For the Period Ended December 31, 2022

Revenues:		
Total revenues	$	-
Expenses:		
Payroll expense		600
Legal expense		11,433
Architect design		1,400
Digital design		791
Office expense		3,718
Travel expense		20,547
Miscellaneous		836
Total expenses		39,325
Net loss	$	(39,325)

See independent accountant's review report and notes to the financial statements.

3

STRIDE DEVELOPMENT PBC

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For the Period Ended December 31, 2022

	Common stock		Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount		
Beginning balance, August 31, 2022	-	$ -	$ -	$ -
Net loss		-	(39,325)	(39,325)
Ending balance, December 31, 2022	-	$ -	$ (39,325)	$ (39,325)

STRIDE DEVELOPMENT PBC

STATEMENT OF CASH FLOWS

For the Period Ended December 31, 2022

Cash flows from operating activities:		
Net loss	$	(39,325)
Adjustments to reconcile net loss to net cash		
from operating activities:		
Changes in operating assets and liabilities:		
Accrued expenses		600
Net cash from operating activities		(38,725)
Cash flows from financing activities:		
Shareholder advances		38,725
Net cash from financing activities		38,725
Net increase (decrease) in cash		-
Cash, beginning of period		-
Cash, end of period	$	-

See independent accountant's review report and notes to the financial statements.

1.   **NATURE OF BUSINESS**

Stride Development PBC (the Corporation) was incorporated on August 31, 2022, as a Delaware public benefit corporation, pursuant to Section 141(f) of the Delaware General Corporation Law.

The purposes of the Corporation are to engage in activities that promote the expansion and availability of affordable housing and to engage in any lawful act or activity for which corporations may be organized under the Code, which shall include producing a public benefit and operating in a responsible and sustainable manner.

The financial statements include information from inception August 31, 2022, through December 31, 2022.

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents - For purposes of the statements of cash flow, the Corporation considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents. At December 31, 2022, the Corporation has no cash equivalents**.**

Income Taxes - The Corporation applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. Management believes the Corporation has no uncertain tax positions.

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

The Corporation is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States and various states. The Corporation sustained net operating losses during fiscal year 2022. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Corporation has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

3.   **SHAREHOLDER ADVANCES**

Two shareholders of the Corporation have made advances to pay for startup and operating costs. Outstanding advances as of December 31, 2022, were $38,725. There are no repayment terms. Management intends to pay back the shareholders in 2023.

4.   **COMMON STOCK**

Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 5,000 shares of common stock, $0.0001 par value per share. As December 31, 2022, no shares have been issued and are outstanding.

5.   **SUBSEQUENT EVENTS**

In April 2023, the Corporation entered into a Memorandum of Understanding with Kindheart Homes Social Services and UGAS Properties, LLC to be co-developers of a new construction, 50-unit affordable multifamily housing development, the 2400 Chicago Avenue Project.

Management has evaluated subsequent events through August 9, 2023, the date on which the financial statements were available for issue, and identified no further significant transactions or events to disclose.